TACTILE SYSTEMS TECHNOLOGY, INC.

1331 Tyler Street NE, Suite 200

Minneapolis, Minnesota 55413

August 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tactile Systems Technology, Inc.
Registration Statement on Form S-3
File No. 333-220132

Acceleration Request
	Requested Date:	August 31, 2017
	Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tactile Systems Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on August 31, 2017, or as soon thereafter as possible. The Company also hereby requests a copy of the written order verifying the effective date.

Thank you for your assistance. If you should have any questions, please contact Jonathan R. Zimmerman of Faegre Baker Daniels LLP, counsel to the Company, at (612) 766-8419.

Very truly yours,

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Lynn L. Blake
Name:	Lynn L. Blake
Title:	Chief Financial Officer